Exhibit 99.1

Attention Business/Financial Editors:

Baytex Energy Trust - Webcast from the Peters & Co. 2008 North American Oil & Gas Conference - September 10, 2008

CALGARY, Sept. 9 /CNW/ - Notification of Peters & Co. 2008 North American Oil & Gas Conference webcast:

Baytex Energy Trust (TSX:BTE.UN) (NYSE:BTE)
Peters & Co. 2008 North American Oil & Gas Conference Webcast
September 10, 2008, 8:15 AM ET

    To listen to this Webcast, please enter
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2384140 in your web browser.

For a complete program of the September 10th Conference webcasts please visit http://www.newswire.ca/en/webcast/pages/en/peters20080910/ or CNW's webcast events calendar at http://www.newswire.ca/en/webcast/index.cgi

For further information: Baytex Energy Trust, Ray Chan, Chief Executive
Officer, (403) 267-0715; or Anthony Marino, President and Chief Operating
Officer, (403) 267-0708; or Derek Aylesworth, Chief Financial Officer, (403)
538-3639; or Investor Relations, Erin Cripps, (403) 538-3681